N E W S R E L E A S E

        November 16, 2006

BISHA TECHNICAL REPORT FILED

Nevsun Resources Ltd. (NSU-TSX and AMEX) (“Nevsun”) is pleased to advise that the 43-101 compliant Technical Report for the Bisha Project feasibility study has been filed with authorities and will be available on Sedar at www.sedar.com and EDGAR http://www.sec.gov/edgar/searchedgar/webusers.htm.

A summary description of the feasibility study as well as the full Technical Report is also available on the Nevsun website at www.nevsun.com/bisha.html. The summary highlights a very robust Bisha Project with after tax returns ranging from 26% to 62%, depending on whether one applies conservative base case metal prices or more recent metal prices for gold, copper, zinc and silver. The pre-requisites for a decision to go ahead with construction of the project include the selection of an EPCM contractor, completion of a stabilization agreement with the Government of Eritrea, completion of the social and environmental impact assessment (SEIA), receipt of a mining license and advancement of capital financing arrangements.

The Company has commenced the tendering process for an international EPCM contractor.

Forward Looking Statements:  The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements.  Factors that could cause such differences include:  changes in world commodity markets, equity markets, costs and supply of materials relevant to the mining industry, extent of resources actually contained in mineral deposits, actual recoveries achieved in processing ore, technological change, weather conditions, change in government and changes to regulations affecting the mining industry.  Forward-looking statements in this release include statements regarding future economic projections. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer NSU06-31	For further information, Contact: Judy Baker (604) 623-4704 or (416) 786-7860 or 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com